Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

08005286

September 29, 2008

Our contact
Marianne Bergström

OCT 08 2008

Washington, DC
111

<u>Re: File Number 82-34932, Skanska AB</u>

Please find enclosed our Press Releases published September 29, 2008.

Best regards,

Skanska AB

PROCESSED
OCT 15 2008
THOMSON REUTERS

SUPPL

Marianne Bergström/Petter Mattsson

Published	Item	Document name	Required by
September 29, 2008	Press Release	Skanska to expand refinery in Brazil for USD 50 M, about SEK 310 M	law and by the listing agreement with Stockholm Stock Exchange
September 29, 2008	Press Release	Skanska to build ring road in Czech Republic for SEK 360 M, CZK 960 M	law and by the listing agreement with Stockholm Stock Exchange

dw 10/9

Press Release

September 29, 2008
13:15 pm CET

Skanska to expand refinery in Brazil for USD 50 M, about SEK 310 M

Skanska has secured a contract to build a Sulfur Recovery Unit (SRU) and a Tail Gas Treatment Unit (TGTU) at Capuava refinery (RECAP) in São Paulo, Brazil. The total contract value is USD 125 M. Skanska's share is 40 percent, USD 50 M, about SEK 310 M, which is included in order bookings for the third quarter.

The customer is RECAP, an oil refinery owned by the Brazilian oil company Petrobras, that is one of Skanska's repeat customers in Latin America.

The SRU facility will have a capacity to recover 20 ton/day of sulfur and the TGTU will clean 40 ton/day of Tail Gas. The scope of the contract includes detail engineering, purchasing, construction, electromechanical installations and assistance with commissioning and start-up of the plant.

The project is part of a nationwide environmental program to reduce sulfur contaminants in petroleum by-products.

Work begins in October 2008 and is scheduled for completion within 24 months. The partner in the consortium is the Brazilian engineering company Promon.

Skanska Latin America has extensive experience in refinery works and, in the last three years, has carried out several major projects for the same client in Brazil.

Skanska Latin America is one of the continent's leading construction companies and one of Skanska's most profitable units. Operations focus primarily on construction, operations and services for the international energy industry. In 2007, the company had some 12,000 employees and sales of about SEK 4.3 billion.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

Press Release

September 29, 2008
13:00 pm CET

Skanska to build ring road in Czech Republic for SEK 360 M, CZK 960 M

Skanska has been contracted to construct a section of the new ring road around Prague in the Czech Republic. Skanska's share of the contract amount totals CZK 960 M, about SEK 360 M, which has been included in orders bookings for the third quarter.

The contract is worth a total of about CZK 4.2 billion, SEK 1.6 billion. The project will be implemented by a consortium, of which Skanska's share accounts for 23 percent.

The client is the Czech Highway Authority, which is financing the project with support from the state fund for transport infrastructure.

The project pertains to a 9-kilometer section of four-lane expressway, including 22 bridges and three fly-overs. The expressway will mainly be constructed outside the developed area southeast of Prague. The new project will connect to another section of the ring road that Skanska is currently also constructing.

Work will commence immediately and both of the sections are scheduled to be completed in 2010.

Skanska Czech Republic, the largest construction company in the Czech Republic, had sales of SEK 11 billion in 2007. The company has about 7,000 employees in Czech Republic and Slovakia.

For further information please contact:

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END